UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 144

                      NOTICE OF PROPOSED SALE OF SECURITIES
              PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933


ATTENTION:    Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

============================================================================================================
1(a) NAME OF ISSUER                                            (b) IRS IDENT. NO.       (c) S.E.C. FILE NO.
------------------------------------------------------------------------------------------------------------
Siebert Financial Corporation                                  11-1796714               000-5703
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1(d) ADDRESS OF ISSUER                                                                                         (e) TELEPHONE NO.
                                                                                                               ---------------------
                          STREET                               CITY                     STATE       ZIP CODE   AREA CODE AND NUMBER
------------------------------------------------------------------------------------------------------------------------------------
                          120 Wall Street                      New York                 NY           10005          800    872-0444
====================================================================================================================================

====================================================================================================================================
2(a) NAME OF PERSON
FOR WHOSE ACCOUNT THE             (b) IRS     (c) RELATIONSHIP
SECURITIES ARE TO BE SOLD         IDENT. NO.       TO ISSUER       (d) ADDRESS (Street)                CITY         STATE  ZIP CODE
------------------------------------------------------------------------------------------------------------------------------------
Francis V. Cuttita                00-0000000       Director         310 Fairmount Ave                Chatham          NJ     07928
====================================================================================================================================


     INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.


====================================================================================================================================
                                       SEC USE
3(a)             (b)                    ONLY       (c)               (d)            (e)               (f)              (g)
------------------------------------------------------------------------------------------------------------------------------------
                  Name and Address
                  of Each Broker
                  Through Whom the
                  Securities are                     Number of                        Number of        Approximate
Title of the     to be Offered or                  Shares or Other    Aggregate     Shares or Other    Date of Sale     Name of Each
  Class of        Each Market Maker                  Units To Be     Market Value     Units To Be        (See            Securities
 Securities       who is Acquiring   Broker-Dealer    Sold (See         (See          Sold (See        instr. 3(f))    Exchange (See
 To Be Sold        the Securities     File Number    instr. 3(c))     instr. 3(d))   instr. 3(e))     (MO. DAY YR.)     instr. 3(g))
------------------------------------------------------------------------------------------------------------------------------------
 Common Stock     Muriel Siebert & Co.              Approx. 8,000      $84,000         27,157,188      05/14/2018          NASDAQ
====================================================================================================================================

INSTRUCTIONS:

1.   (a)  Name of issuer

     (b)  Issuer's I.R.S. Identification Number

     (c)  Issuer's S.E.C. file number, if any

     (d)  Issuer's address, including zip code

     (e)  Issuer's telephone number, including area code


2.   (a)  Name of person for whose account the securities are to be sold

     (b) Such person's I.R.S. identification number, if such a person is an entity

     (c) Such person's relationship to the issuer (e.g., officer, director, 10 percent stockholder, or member of immediate family of any of the foregoing)

     (d)  Such person's address, including zip code

3.   (a)  Title of the class of securities to be sold

     (b) Name and address of each broker through whom the securities are intended to be sold

     (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)

     (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice

     (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer

     (f)  Approximate date on which the securities are to be sold

     (g) Name of each securities exchange, if any, on which the securities are intended to be sold


 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


                        TABLE I -- SECURITIES TO BE SOLD


    Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

====================================================================================================================================
                                                        Name of Person From
                                                           Whom Acquired                      Amount of
 Title of       Date you    Name of Acquisition        (If gift, also give                   Securities     Date of      Nature of
the Class       Acquired       Transaction              date donor acquired)                  Acquired      Payment       Payment
------------------------------------------------------------------------------------------------------------------------------------
Class A                     Class A Member Unit                                                                         Cash Capital
Member Interests 12/30/16   Purchase Agreement         Kennedy Cabot Acquistion LLC          160,000      03/21/2017    Contribution
====================================================================================================================================


INSTRUCTIONS:  1.   If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

               2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.



              TABLE II -- SECURITIES SOLD DURING THE PAST 3 MONTHS


    Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

====================================================================================================================================
                                                                                Date of         Amount of
Name and Address of the Seller                   Title of Securities Sold        Sale        Securities Sold       Gross Proceeds
------------------------------------------------------------------------------------------------------------------------------------
          N/A                                              N/A
====================================================================================================================================

Remarks:



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INSTRUCTIONS:

See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.


ATTENTION:

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

                                   05/17/2018
                     ---------------------------------------
                                 Date of Notice

                                 /s/ Francis V. Cuttita
                     ---------------------------------------
                                   (Signature)

  The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
     Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)